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November 29, 2004

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Harmony Gold Mining Company Limited
Forms 425 Filed on November 23, 2004
File No. 333-119880

Dear Ms. Ransom:

On behalf of Harmony Gold Mining Company Limited (“Harmony” or the “Company”), and in response to the Staff’s comment letter dated November 24, 2004, we have set forth below in detail the responses to the Staff’s comments to the above-mentioned Forms 425, which have been provided in each case following the text of the comment in the Staff letter:

Form 425- “Welcome to Harmony”

1.	See the second item under “Harmony’s value proposition”. Consistent with comment 2 in the staff’s prior comment letter dated November 18, 2004, where you refer to the 29% premium you are offering. You must ensure that you are also referring to the date upon which that premium was calculated or October 14, 2004. Alternatively, with a view towards disclosure, provide balancing disclosure that calculates the premium being offered as of the last trading date prior to the announcement.

RESPONSE: We note the Staff’s comment and undertake to ensure that we refer to the relevant date on which any premium figures are calculated in all future press releases and communications to shareholders.

2.

See the first paragraph under “Strategic confusion versus clear strategic direction”, where you say that the “proposed IAMGold transaction is dead and Gold Fields know it”. We remind you that you must characterize each statement or assertion of opinion or believe as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any unsupportable statements. Support for opinions or beliefs should be self-evidence, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward

November 15, 2004

disclosure. For example, how do you know that the IAMGold transaction is “dead”? Further, how do you know what Gold Fields’ belief is as to the IAMGold transaction? Please revise.

RESPONSE: We note the Staff’s comment and undertake to make only such statements with regard to which we have clear and demonstrable support in all future press releases and communications to shareholders, and to disclose such support as appropriate.

Form 425- “Gold Fields’ management’s strategy is in disarray”

3.	Here and throughout your communications to shareholders regarding this transaction, you refer to the “certain value proposition inherent with Harmony’s proposal.” To the extent that you continue to make these references, in future communications, please disclose that no assurance can be given that the consummation of this transaction will achieve results that are “certain”.

RESPONSE: We note the Staff’s comment and will disclose in any such future communications that no assurance can be given that the consummation of this transaction will achieve results that are “certain.”

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Please do not hesitate to call either John M. Basnage (011-44-20-7367-0255) or Elizabeth L. Katkin (011-44-20-7367-0229) should you have any questions or require any additional information.

Very truly yours,

/s/ John M. Basnage

/s/ Elizabeth L. Katkin

John M. Basnage

Elizabeth L. Katkin